Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross” or the “Company”) 25 York Street, 17th Floor Toronto, Ontario M5J 2V5

2.	Date of Material Change

February 10, 2015

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on February 10, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On February 10, 2015, Kinross announced its results for the fourth quarter and year ended December 31, 2014. In connection with the release, Kinross announced its decision with respect to the Tasiast mill expansion and also provided further information regarding various material non-cash impairment charges taken in connection with its year-end financial results for 2014.

5.	Full Description of Material Change

On February 10, 2015, Kinross announced its results for the fourth quarter and year ended December 31, 2014. In connection with the release, Kinross announced its decision with respect to the Tasiast mill expansion and also provided further information regarding various material non-cash impairment charges taken in connection with its year-end financial results for 2014.

Tasiast mill expansion update

Following a comprehensive review, the Company has decided not to proceed with the 38,000 t/d mill expansion at the present time. The current gold price environment does not provide the Company with sufficient confidence that it will be able to maintain balance sheet strength while financing the expansion during the three-year construction period.

Non-cash impairment

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2014, and as a result, recorded an after-tax, non-cash impairment charge of $932.2 million. The impairment charge was comprised of property, plant and equipment: $342.5 million at Tasiast, $213.8 million at Chirano, $118.5 million at Lobo-Marte, $79.2 million at White Gold and $32.9 million at Kettle River-Buckhorn. The impairment charge also included goodwill of $124.4 million at La Coipa and $20.9 million at Kettle River-Buckhorn.

The Company also recorded inventory write-downs of $167.6 million as of December 31, 2014, primarily at Tasiast.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

February 18, 2015